Exhibit 99.1

THE MODUSLINK FULL VALUE COMMITTEE

Raging Capital Management, LLC 254 Witherspoon Street Princeton, New Jersey 08542	LCV Capital Management, LLC Fifteen Churchill Road, Suite 1000 Pittsburgh, Pennsylvania 15235

October 7, 2010

The Board of Directors
ModusLink Global Solutions, Inc.
1100 Winter Street
Waltham, MA 02451

To the Board of Directors of ModusLink:

The ModusLink Full Value Committee (“The Committee”) owns approximately 5.5% of the outstanding shares of ModusLink Global Solutions, Inc. (“ModusLink” or the “Company”).  We are well informed, long-term investors who have met with senior management and several board members on numerous occasions since representatives of The Committee began investing in ModusLink in 2008.

As we have communicated to you, we believe that the full potential of the Company is not being realized due to shortcomings in the Company’s operational and capital markets strategies.  We are concerned about the Company’s strategic direction, approach to capital allocation, and weak governance oversight.  In our opinion, these factors are key contributors to ModusLink’s lackluster stock price performance over the past several years.

Our view is that ModusLink has a tremendous opportunity to unlock and drive substantial shareholder value.  The Company’s $174 million in cash and investments are equal to approximately $4.00 per share, and working capital on hand exceeds $220 million, or 80% of the Company’s current market capitalization.  Yet the Company’s enterprise value totals just $120 million, or less than three times its Fiscal 2010 EBITDA of $46 million.  Unfortunately, the Company will likely continue as a chronic underperformer in the marketplace until change is implemented.

IMPROVE CAPITAL ALLOCATION AND OPERATING FOCUS; DIVEST NON-CORE ASSETS

Shareholder value has been destroyed via a series of poorly timed and poorly executed business acquisitions by ModusLink.  Since 2004, ModusLink has spent more than $315 million on acquisitions, including $87 million on three separate businesses acquired since 2008.  The Company has since taken material goodwill impairment charges on the bulk of these acquisitions in the last two years.  With a current enterprise value of $120 million, it’s fair to say that the return on deployed acquisition capital over the past six years has been abysmal.

Instead of making additionl acquisitions, we believe the Company should focus on optimizing and streamlining existing operations, while divesting underperforming and non-core assets.  We believe a simpler, more transparent business would be easier for management to operate and for investors to comprehend and support, thus leading to improved operating results and shareholder returns.

Furthermore, given the relative stability of the cash flows of the Company’s core business, the significant discount to intrinsic/replacement value that the stock currently trades at, and the strength of the balance sheet, we believe ModusLink should immediately implement a $50 to $75 million share repurchase program.  This would be highly accretive to shareholders, and magnify the potential upside of any improvement in the Company’s operating results.

INSUFFICIENT CORPORATE GOVERNANCE AND INSIDER OWNERSHIP

We have also communicated to you our serious suggestions to improve ModusLink’s corporate governance shortcomings. While many publicly traded companies have prudently separated the respective roles of Chairman and CEO, ModusLink continues to operate under an archaic structure where the Chairman also holds the position of CEO and President.  This structure fails to provide the appropriate checks and balances needed between the Board and management and engenders a harmful and value-destroying perception by the market of a general lack of accountability.

We are also deeply concerned that this Board has failed to align executive compensation with performance.  According to the Company’s 2009 proxy statement, ModusLink paid out more than $13.8 million to its top three senior executives over a period of three years while Company’s market value declined by hundreds of millions of dollars. This is not acceptable to us as active and concerned shareholders.  It is noteworthy that we are not alone in our opinion on this matter: At last year’s annual meeting, one of the leading corporate governance and proxy advisory firms recommended that shareholders withhold their vote against the election of the chairman of the compensation committee because of the Company’s propensity to overcompensate management for an underperforming stock.  We firmly believe that, in accordance with its fiduciary obligation to shareholders, it is imperative that the Board aligns compensation with the enhancement of shareholder value, since shareholders are the true owners of the Company.

We propose that part of the failure to align compensation with performance can be traced to the low level of stock ownership held by senior management and the Board.  In fact, excluding ModusLink’s Chairman & CEO, the other six members of the board own approximately 35,000 shares in total, or less than one tenth of one percent of the Company.

NEW SHAREHOLDER REPRESENTATIVES ARE NEEDED TO UNLOCK VALUE

As significant shareholders, our objective is to see the full value of our shares and the shares of all other owners of this Company be recognized in the marketplace.  We are committed to working on behalf of all shareholders to ensure that shareholders’ interests are represented in the boardroom.

As you know, we have nominated three individuals to fill the director positions up for election at the Company’s next annual meeting.  All three of our nominees have the appropriate skills and fortitude to implement the significant changes necessary to benefit all ModusLink shareholders and we believe they will be valuable additions to the Board.

We continue to welcome an open dialogue with you but to date we have been unable to reach an understanding with the Company that will result in the Company immediately taking the necessary steps to unlock shareholder value.  Our sincere hope is that this Board will take a fresh look at the opinions we have outlined above and take immediate action to embrace change rather than engage in a protracted and costly proxy contest in an effort to preserve the status quo.

We remain open to speaking with you at any time.

Sincerely,

/s/ Lodovico C. de Visconti ______________________________________ Lodovico de Visconti Managing Member, LCV Capital Management, LLC	/s/ William C. Martin ________________________________________ William C. Martin Managing Member, Raging Capital Management, LLC